EXHIBIT 2
                                                                       ---------


                                   NEXEN INC.

            PROXY SOLICITED BY THE BOARD OF DIRECTORS AND MANAGEMENT
        FOR USE AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD ON MAY 6, 2003

         I hereby appoint MR. RICHARD M. THOMSON, or failing him MR. CHARLES W. FISCHER, or failing him, MR. FRANCIS M. SAVILLE, Q.C., or in their stead ___________________ as my proxyholder, with power of substitution, to attend the Annual General and Special Meeting of Shareholders of Nexen Inc. to be held on May 6, 2003, and any and all adjournments of the meeting, and to vote the shares represented by this proxy, by ballot or otherwise, on my behalf, as follows:

1.   Election of Directors   |_|   FOR ALL             |_|   WITHHOLD AUTHORITY
                             NOMINEES LISTED BELOW     TO VOTE FOR ALL NOMINEES
                             (EXCEPT AS MARKED TO      LISTED BELOW
                             THE CONTRARY BELOW)
                             (INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY
                             INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE
                             NOMINEE'S NAME IN THE LIST BELOW)
     Charles W. Fischer, Dennis G. Flanagan, David A. Hentschel, S. Barry Jackson, Kevin J. Jenkins, Thomas C. O'Neill, Francis M. Saville,
     Q.C., Richard M. Thomson, John M. Willson and Victor J. Zaleschuk.

2.   Appointment of Deloitte & Touche LLP as              FOR           WITHHOLD
                                                                       AUTHORITY
                                                                        TO VOTE
     Nexen Inc.'s independent auditors for 2003.......    |_|             |_|
3.   Reservation of 2,000,000 additional common
     shares for issuance                                  FOR           AGAINST
     under the Stock Option Plan......................    |_|             |_|
4.   Shareholder proposal to expense stock options....    |_|             |_|
5. To consider and act on any other business which may properly come before the meeting.

     THE SHARES WILL BE VOTED AS INDICATED ABOVE. IF NO CHOICE IS INDICATED WITH RESPECT TO A PROPOSAL, THE SHARES WILL BE VOTED FOR THE ELECTION OF DIRECTORS; APPOINTMENT OF AUDITORS; RESERVATION OF 2,000,000 ADDITIONAL COMMON SHARES FOR ISSUANCE UNDER THE STOCK OPTION PLAN; AND, AGAINST THE SHAREHOLDER PROPOSAL TO EXPENSE STOCK OPTIONS.

                          (PLEASE DATE AND SIGN BELOW)

         Except as otherwise set out in this proxy, my proxyholder shall have discretionary authority with respect to amendments to the matters set out above and any other matters that properly come before the meeting or any adjournment of the meeting, and I ratify and confirm all that my proxyholder may do by virtue of this proxy.

         I acknowledge receipt of the Notice of Annual General and Special Meeting of Shareholders and the Proxy Statement and Information Circular dated March 10, 2003.

Dated this _____ day of ________________, 2003


                                               _________________________________
                                                         Shareholder's Signature

SHAREHOLDER'S SIGNATURE SHOULD BE EXACTLY AS THE NAME APPEARS AT THE LEFT. CORPORATIONS SHOULD AFFIX THEIR SEALS. WHEN SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE GIVE YOUR FULL TITLE.

         YOU MAY APPOINT SOMEONE (WHO DOES NOT NEED TO BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED ABOVE TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING BY FILLING IN THE NAME OF THAT PERSON IN THE SPACE PROVIDED ABOVE. Please date, sign and return the proxy promptly. If the proxy is returned undated, it is deemed to bear the date on which it was mailed to you. You may revoke this proxy by instrument in writing at any time before it is exercised as described in the Proxy Statement and Information Circular or in any other manner permitted by law.

         SUBJECT TO THE DISCRETION OF THE CHAIR TO ACCEPT LATE PROXIES, IN ORDER FOR THE SHARES REPRESENTED BY THIS PROXY TO BE VOTED AT THE MEETING, OR ANY ADJOURNMENT OF THE MEETING, THIS PROXY MUST BE DEPOSITED WITH THE SECRETARY OF NEXEN INC. AT LEAST 48 HOURS (EXCLUDING WEEKENDS AND HOLIDAYS) BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING.